25002207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
FEB 27 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-41256

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Amundi Distributor US, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg Dooling	617-422-4991	gregg.dooling@amundi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

115 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg Dooling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amundi Distributor US, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AGNIESZKA AGATA FILOCHA
Notary Public
Massachusetts
My Commission Expires
Oct 21, 2027

Notary Public

Signature:

Title:
Senior Managing Director, Chief Financial Officer, Americas

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMUNDI DISTRIBUTOR US, INC.
(SEC I.D. NO. 8-41256)
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Financial Statements and Supplemental
Schedules as of and for the year ended December 31, 2024
and Report of Independent Registered Public Accounting Firm
Filed Pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Amundi Distributor US, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amundi Distributor US, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 7 to the financial statements, the financial statements include significant transactions with Amundi US, Inc. and its affiliates and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934, and Information Relating to the Possession or Control Requirements for Under Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2024, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
February 26, 2025

We have served as the Company's auditor since 2024.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Financial Condition

As of December 31, 2024

(Dollars in thousands)

Assets		
Cash and cash equivalents	$	68,870
Receivables:		
From the sale of Pioneer Family of Mutual Fund shares, net		61
Due from affiliates		1,104
Other		1,049
Prepaid service fees and dealer advances		1,245
Prepaid expenses and other assets		715
Deferred income taxes, net		1,842
Total assets	$	74,886
Liabilities and Stockholder's Equity		
Liabilities:		
Distribution and service fees due to brokers and dealers	$	13,163
Accrued compensation and related benefits		7,773
Accounts payable and accrued expenses		5,351
Total liabilities		26,287
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 100,000 shares; issued and outstanding 510 shares		—
Additional paid-in capital		155,804
Accumulated deficit		(107,205)
Total stockholder's equity		48,599
Total liabilities and stockholder's equity	$	74,886

The accompanying notes are an integral part of these financial statements.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Operations

Year ended December 31, 2024

(Dollars in thousands)

Revenues:		
Marketing, promotional services, and other revenues from affiliates	$	101,111
Service fee, distribution fee, and underwriting revenues		72,350
Other income		2,774
Total revenues and other income		176,235
Expenses:		
Related-party expenses		27,755
Distribution and administrative expenses:		
Service and distribution fee expense		71,058
Compensation and related benefits		37,443
Sales and marketing		26,986
Rent and facilities expenses		1,003
Data related services		1,886
Other expenses		1,728
Total expenses		167,859
Income before provision for income taxes		8,376
Provision for income taxes		2,297
Net income	$	6,079

The accompanying notes are an integral part of these financial statements.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2024

(Dollars in thousands)

	Common stock							
	Number of shares		Amount		Additional paid-in capital		Accumulated deficit		Total stockholder's equity
January 1, 2024	510	$	—	$	161,252	$	(113,284)	$	47,968
Net income	—		—		—		6,079		6,079
Intercompany redemption of capital	—		—		(5,448)		—		(5,448)
December 31, 2024	510	$	—	$	155,804	$	(107,205)	$	48,599

The accompanying notes are an integral part of these financial statements.

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Statement of Cash Flows

Year ended December 31, 2024

(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	6,079
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes, net		272
Changes in operating assets and liabilities:		
Increase in receivable from the sale of Pioneer Family of Mutual Funds		(27)
Increase in due from affiliates		(183)
Increase in other receivables		(101)
Increase in prepaid service fees and dealer advances, net		(628)
Decrease in prepaid expenses and other assets		781
Increase in distribution and service fees due to brokers and dealers		2,008
Increase in accrued compensation and related benefits		2,560
Increase in accounts payable and accrued expenses		560
Net cash provided by operating activities	$	11,321
Cash flows from investing activities:		
Intercompany redemption of capital		(5,448)
Net cash used in investing activities	$	(5,448)
Net increase in cash and cash equivalents	$	5,873
Cash and cash equivalents, beginning of year		62,997
Cash and cash equivalents, end of year	$	68,870

The accompanying notes are an integral part of these financial statements.

(1) Nature of Operations and Organization

(a) Nature of Operations

Amundi Distributor US, Inc. (the Company), a Massachusetts corporation, serves as the principal underwriter and distributor of shares of the Pioneer Family of Mutual Funds (the Pioneer Funds), utilizing a large network of independent broker-dealers. In addition, the Company serves as the exclusive distributor of the Pioneer Variable Contracts Trust and provides marketing and promotional services on behalf of affiliates for non-US distributed portfolios. The Company is a registered securities broker-dealer under the Securities and Exchange Commission (SEC) Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The financial statements were prepared pursuant to U.S. SEC Rule 17a-5.

(b) Organization

The Company is a wholly owned subsidiary of Amundi US, Inc. (AUS), which is a wholly owned subsidiary of Amundi Holdings US, Inc. (AHUS), a wholly owned subsidiary of Amundi Asset Management S.A.S. (Amundi), a global asset manager headquartered in Paris, France. Amundi is owned by Credit Agricole S.A. and its subsidiaries.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which require the use of judgments, estimates, and assumptions by management that affect the amounts reported in the financial statements and related disclosures. Actual results could differ from those estimates. All amounts are expressed in US dollars unless otherwise specified.

(b) Sales and Redemptions of Pioneer Family of Mutual Fund Shares

Upon the sale of shares by the Pioneer Funds, the Company records accounts receivable from the third-party broker dealer and corresponding payable to the Pioneer Funds, on a trade-date basis. Similarly, upon redemptions of shares of the Pioneer Funds, the Company records accounts receivable from the Pioneer Funds and corresponding accounts payable to the third-party broker dealer. The receivables and payables to and from the broker-dealers and Pioneer Funds for unsettled fund shares sold or redeemed are presented on a net basis. The net presentation of these receivables and payables is determined based on the Company's role as an agent, rather than as a principal, regarding these transactions, in that the Company is acting as a conduit between two counterparties, the broker-dealers and the Pioneer Funds, and bears no financial responsibility to either party.

(c) Recognition of Revenue and Expenses

The Company's revenue is largely dependent on the total value and composition of assets under management of Amundi Asset Management US Inc. (AAMUS), which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

Marketing, promotional services, and other revenues from affiliates primarily consist of revenues earned by the Company through service agreements with AAMUS and other Amundi affiliates for marketing and promotional services, salaries, and operating expenses incurred on their behalf. Revenues associated with these agreements are recorded as earned over time due to the continuous receipt and consumption of the services by the Pioneer Funds (see note 7).

Distribution and service fee revenue is earned from the Pioneer Funds for the ongoing performance of distribution and related fund services, contractually agreed upon and subject to annual renewal by the participating Pioneer Funds' Board of Trustees. Distribution revenues include distribution fees earned based on an annual rate of 0.75% (0.25% for short-term funds) of net assets of Class C shares of the Pioneer Funds and 0.25% per annum for Class R shares. Service fee revenues include a service fee based on an annual rate of 0.25% (0.20% for short-term funds) that is collected by the Company as reimbursement from the Pioneer Funds for service fees prepaid to brokers and dealers in the initial year that an account is established. Payments of a portion of these fees may be made to third-party distributors who ultimately fulfill those contractual performance obligations. The Company may elect to waive these fees. Simultaneous receipt and consumption of the service by the customer occurs, therefore, the fee is earned over time.

In subsequent years, these distribution and service fees will be collected by the Company and remitted to third-party brokers and dealers as compensation pursuant to the underlying funds' distribution plans. The expenses associated with third-party distribution and service fee arrangements are recorded in service and distribution fee expense on the accompanying Statement of Operations as the services are provided by the third party.

The Company has contractual arrangements with third parties to provide distribution-related services. Management's determination of whether revenue should be reported gross based on the amount paid by the Pioneer Funds or net of payments to third-party service providers is based on management's assessment as to whether the Company is acting as the principal service provider or is acting as an agent. The primary factors considered in assessing the nature of the Company's role include (1) whether the Company is responsible for the fulfillment of the obligation, including the acceptability of the services provided; (2) whether the Company has reasonable latitude to establish the price of the services provided; (3) whether the Company has the discretion to select the service provider; and (4) whether the Company assumes credit risk in the arrangement. Management has determined that the Company is acting as the principal service provider, as such, gross presentation is appropriate.

Underwriting revenues consist of underwriting commissions and commissions as dealer earned from the distribution of Class A shares of the Pioneer Funds through a network of independent broker-dealers. For Class A shares, the shareholder pays an underwriter commission of up to 5.75% of the dollar value of the shares sold, which is recorded as revenue as a point in time, on the trade (execution) date of the sale of the Class A share. Up to 5.00% of the dollar value of shares sold is then paid to the third-party broker dealer and recorded by the Company as an expense. Under certain conditions, the Company may waive the underwriter commissions of Class A shares (known as front-end sales load) and sell the shares at net asset value. In these circumstances, the Company does not earn an underwriting commission. Variable annuity commissions are earned on the distribution of variable annuity contracts.

(Dollars in thousands)

Certain Pioneer Funds maintain a multiclass share structure whereby the participating funds offer traditional front-end load shares (Class A shares), back-end load shares (Class C shares), and no load shares (Class R and Class Y shares). The investor may be required to pay a contingent deferred sales charge (CDSC) on certain share classes if there is a redemption within one year. The CDSC is paid based on the lower of original cost or current market value at declining rates starting at 1% on Class C shares and up to 1% on certain sales of Class A shares.

The Company capitalizes and amortizes Class C share dealer advances for financial statement purposes over a 12-month period. Amortization is included in distribution fee expense in the accompanying Statement of Operations. CDSCs received by the Company from redeeming shareholders are recognized as revenue at a point in time, upon redemption of the investment during the redemption period. Prepaid service fees are capitalized and amortized for financial statement purposes over a 12-month period. Amortization is included in service and distribution fee expense in the accompanying Statement of Operations.

Other income primarily consists of interest and dividend income from the Company's investment in the Pioneer U.S Government Money Market Fund (see note 2d) and other depositor accounts.

(d) Cash and Cash Equivalents

The Company defines cash equivalents as liquid investments with original maturities of less than 90 days, which are recorded at fair value. Cash and cash equivalents of $68,870 at December 31, 2024 includes cash equivalents comprising amounts invested in the Pioneer U.S. Government Money Market Fund of $28,000. The Company's investment in the Pioneer U.S. Government Money Market Fund is valued at net asset value. Cash and cash equivalents also includes checking and other cash accounts of $40,870, representing funds available for use.

(e) Fair Value Measurements

The Company follows Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. ASC 820 establishes a three-tier hierarchy for measuring fair value and enhancing disclosure. The three-tier hierarchy of inputs is summarized in the three broad levels listed below:

- Level 1 – quoted prices in active markets for identical instruments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risks, etc.).
- Level 3 – significant unobservable inputs (including management's own assumptions in determining the fair value of investments).

Changes in valuation techniques may result in transfers in or out of current assigned levels within the hierarchy. The Company recognizes transfers, if any, between fair value hierarchy levels at the end of the reporting period. There were no transfers between the assigned hierarchy levels during the year.

(Dollars in thousands)

As of December 31, 2024, the Company's investment in the Pioneer U.S. Government Money Market Fund of $28,000 (reported as a component of Cash and cash equivalents in the accompanying Statement of Financial Condition), is classified using Level 1 inputs.

(f) Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at applicable rates as of the balance sheet date. Revenues and expenses are translated based on actual contracted exchange rates at settlement. The difference between the exchange rate at settlement and the rate at the time incurred is recognized as an exchange rate gain or loss. Gains and losses realized on foreign currency transactions principally relate to the settlement of intercompany arrangements with non-US affiliates and are included in other income and other expenses, respectively, in the accompanying Statement of Operations.

(g) Concentrations of Credit Risk

The Company is primarily engaged in the selling and distribution of shares of the Pioneer Funds. In the event counterparties do not fulfill their obligations to the Company, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty. For the year ended December 31, 2024, revenues from the Pioneer Fund, the Pioneer Fundamental Growth Fund and the Multi Asset Income Fund represented approximately 30%, 10% and 10%, respectively, of the total service fee, distribution fee, and underwriting revenues of the Company.

The Company has certain cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation in the United States, which may expose the Company to credit risk. The Company does not believe that cash balances are subject to any unusual risk associated with the Company's activities.

(h) Legal and Other Loss Contingencies

The Company, AAMUS, AUS, AHUS, and Amundi may from time to time be subject to claims pursuant to US lawsuits, which seek damages, including trebled damages, in amounts, which could, if assessed, be significant. As of February 26, 2025, management is not aware of any material outstanding litigation that may affect the Company.

The Company records liabilities for contingencies when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Significant management judgment is required to comply with this guidance. The Company analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters, to assess its potential liability. Contingent liabilities, if any, are not discounted.

(i) Income Taxes

The Company is included in a consolidated federal income tax return filed by AHUS, which files a federal income tax return as the common parent corporation of an affiliated group of corporations which includes the Company. The Company files in various states, either separately or as part of a combined return. The Company is not taxable in any foreign jurisdictions. For federal income tax

allocation purposes, consolidated income tax provisions are allocated among the companies based on the income tax expenses that would have been recognized had separate returns been filed for each entity or when subsidiary losses are utilized in consolidation, pursuant to the modified separate return method. For state income tax allocation purposes, the Company uses a parent-company-down approach, which allocates taxes based on each member's relative contribution to the group's consolidated state income tax expense. The Company follows an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. US GAAP allows for the recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred tax assets to amounts that are more likely than not to be realized.

The Company follows the provisions of ASC 740, *Accounting for Income Taxes*, which applies a more likely than not threshold to the recognition and derecognition of uncertain tax positions. The Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more likely than not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of such change.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, in its provision for income taxes and includes these amounts in its liability for unrecognized tax benefits.

(j) Deferred Compensation Plans

The Company offers deferred compensation plans, a Mandatory Bonus Deferral Plan (MDP) and a Voluntary Deferred Compensation Plan (VDP), whereby a percentage of total incentive compensation earned by such employees may be deferred for a specific period.

The purpose of the MDP is to govern bonuses mandatorily deferred under bonus plans maintained by AUS. This plan is unfunded for tax purposes. Participant accounts vest on a pro-rata basis over a three-year period. Participants have the right to receive distribution of the vested account balance in cash, or may elect to convert the vested balance (all or part) to the VDP. Balances may be subject to forfeiture in the event of termination of employment with the Company prior to the vesting of the award.

The purpose of the VDP is to allow a select group of management or highly compensated employees of the Company who satisfy eligibility provisions of the VDP to defer, on a voluntary basis, the receipt of compensation to some future date. The VDP is unfunded for tax purposes. Participants are fully vested in the VDP as of the date of contribution and shall receive a distribution of his or her deferred account on the date, and in the form, elected by the participant. All distributions under the VDP shall be in cash.

(Dollars in thousands)

While not required to, AUS has established Rabbi Trusts to fund the obligations of certain deferred compensation plans, and directs the investment of Rabbi Trust assets in a manner similar to investments proposed by participants. Participants do not have a security interest in the assets of the Rabbi Trust through participation in the plan. The Rabbi Trusts are consolidated in the financial statements of AUS.

As the Rabbi Trusts are held by AUS, compensation expense recognized in the accompanying Consolidated Statement of Operations is reflected as a contribution to paid-in capital in the accompanying Consolidated Statement of Changes in Stockholder's Equity (see note 6).

Certain employees of the Company are eligible to participate in the Amundi US, Inc. Intermediate Deferred Compensation Award Plan (AIDCAP). The AIDCAP provides supplemental compensation in order to reward performance and provide a mechanism for key employee retention. Awards under AIDCAP generally vest at the end of the three-year period following the date of grant. The expense recognized related to AIDCAP for the year ended December 31, 2024 was $598, which is included in compensation and related benefits on the accompanying Statement of Operations.

(k) Allowance for Credit Losses

Provisions for credit losses of the distribution fees receivables are made in amounts required to maintain an adequate allowance to cover anticipated losses. All distribution fees receivables were determined to be collectible as of December 31, 2024. No reserve for credit losses and no provision for credit losses were recognized for the year ended December 31, 2024.

(l) Operating Segments

The Company is engaged in a single line of business as a securities broker-dealer. The Company's Chief Executive Officer (CEO) has been identified as the Chief Operating Decision Maker (CODM), who assesses performance and allocates resources based on the Company's net income computed in accordance with US GAAP (see accompanying Statement of Operations). The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Additionally, the CODM uses excess net capital (see note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

(m) New Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which modifies the disclosures related to accounting for income taxes. The guidance enhances annual income tax disclosures, particularly in the areas of disclosures related to the effective tax rate reconciliation and income taxes paid. The guidance is effective for calendar-year public business entities for annual periods beginning after December 15, 2024 and for other entities for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company has not adopted this standard and is evaluating its impact on the Company.

(Dollars in thousands)

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The standard requires enhanced disclosure of the reportable segments and additional information about a segment's expenses. This standard is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has evaluated the impact of adoption of this standard and has updated the disclosures herein as appropriate.

(3) Net Capital and Reserve Requirements

As the principal underwriter and distributor of shares of the Pioneer Funds, the Company is subject to the SEC's regulations and operating guidelines applicable to broker-dealers, including the Net Capital Rule, which require the Company to maintain a specified amount of net capital, as defined under Uniform Net Capital Rule 15c3-l (Rule 15c3-1). Net capital may fluctuate on a daily basis. The Company has elected and uses the Alternative Standard as its method of net capital computation, in which the minimum net capital required is the greater of $250 or 2% of aggregate debits. The Company's net capital, as computed under Rule 15c3-l, was $42,021 at December 31, 2024, which exceeds minimum net capital required of $250 by $41,771.

The Company is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), since it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effects all customer receipts and disbursements, if received, through a special account for the benefit of customers.

(4) Income Taxes

The provision for income taxes consists of the following:

Current:		
Federal	$	1,684
State		341
		2,025
Deferred:		
Federal		125
State		147
		272
Total provision for income taxes	$	2,297

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Notes to Financial Statements

As of and for the year ended December 31, 2024

(Dollars in thousands)

The carrying value of the Company's deferred tax balances is determined by the enacted US and state corporate income tax rates. The following table reconciles the Company's U.S. federal statutory tax rate to its effective tax rate for the year ending on December 31, 2024:

Federal statutory tax rate	21.00%
Change in tax rate resulting from:	
State income taxes (net of effect on federal income taxes)	4.16%
Nondeductible items (meals and entertainment)	3.60%
Income tax payable true up adjustment	(0.06%)
Deferred compensation true-up adjustment	(1.20%)
Other, net	(0.08%)
Effective tax rate	27.42%

The liability for unrecognized tax benefits, which primarily relates to state income taxes, at December 31, 2024 is $17, of which $13 would affect the Company's effective tax rate if recognized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of January 1, 2024	$	18
Decrease due to tax positions related to prior years		(1)
Balance as of December 31, 2024	$	17

The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. At December 31, 2024, the Company had accrued interest and penalties of $10, none of which were recognized as a reduction of the provision for income taxes in the accompanying Statement of Operations. The Company does not expect a material change to the liability for unrecognized tax benefits will occur over the next 12 months.

The tax years from 2021 and forward remain open to examination by the major jurisdictions in which the Company is subject to tax.

(Dollars in thousands)

The components of deferred income taxes recorded in the accompanying Statement of Financial Condition comprise a net deferred tax asset of $1,842. The income tax effect of each type of temporary difference is as follows:

Deferred tax assets:		
Compensation related	$	2,144
Other		44
Total deferred tax assets		2,188
Deferred tax liabilities:		
Dealer advances		(284)
Other		(62)
Total deferred tax liabilities		(346)
Net deferred tax asset	$	1,842

Based on the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will realize its remaining deferred income tax assets existing at December 31, 2024. Management believes that existing net deductible temporary differences, which give rise to deferred tax assets, will reverse during periods in which the Company generates net taxable income. In addition, gross deductible temporary differences are expected to reverse in periods during which offsetting gross taxable temporary differences are expected to reverse.

(5) Benefit Plans

AUS and its subsidiaries have two defined contribution benefit plans for eligible employees: a retirement benefit plan and a savings and investment plan (Benefit Plans) qualified under Section 401 of the Internal Revenue Code. AUS makes contributions to a trustee, on behalf of eligible employees, to fund both Benefit Plans.

Both of the Benefit Plans cover all full-time employees who have met certain age and length-of-service requirements. Under the retirement benefit plan, AUS contributes an amount that would purchase a certain targeted monthly pension benefit at the participant's normal retirement date. Pursuant to the savings and investment plan, participants may voluntarily contribute up to 50% of their compensation, and AUS will match this contribution up to 2.5% of the participant's contribution. For the year ended December 31, 2024, the Company's expenses under the retirement benefit plan were $1,039, and under the savings and investment plan were $254. Both of these expenses are included as a component of compensation and related benefits in the accompanying Statement of Operations. All employee benefits are charged to the Company based on the allocation determined by the ratio of the Company's salaries to the salaries of AUS and its subsidiaries.

(6) Capital Contributions and Redemptions

The Company is a party to a centralized cash management arrangement with AUS, and its subsidiaries. AUS and its subsidiaries have sweep arrangements in which cash is transferred between bank accounts daily. Such intercompany transactions related to the cash management arrangement along with certain other intercompany and affiliate transactions (see note 7), are recorded as intercompany contributions or

(Dollars in thousands)

redemptions of capital in the accompanying Statement of Changes in Stockholder's Equity. Cash and cash equivalents of $68,870 on the accompanying Statement of Financial Condition are not part of the centralized cash management arrangement. The Company considers amounts due from AUS and its subsidiaries pursuant to these transactions as loans and amounts due to AUS and its subsidiaries pursuant to these transactions as borrowings, and therefore the Company classifies such amounts as investing and financing cash flows, respectively, in the accompanying Statement of Cash Flows. Accordingly, as of December 31, 2024, the change in the net amount due from AUS, and its subsidiaries of $5,448 is presented as an intercompany redemption of capital in the accompanying Statement of Changes in Stockholder's Equity and an investing cash outflow on the accompanying Statement of Cash Flows.

(7) Related-Party Transactions

In connection with a service agreement with AAMUS, the Company charges AAMUS a fee to provide certain marketing and promotional services. The fee is charged to provide revenue of 105% of applicable operating costs of the Company and for the year ended December 31, 2024, amounts allocated to AAMUS amounted to $97,055. Other revenues from affiliates of $4,056 includes amounts the Company earned from other affiliates for marketing and promotional services. Amounts related to these agreements are classified as marketing, promotional services, and other revenues from affiliates on the accompanying Statement of Operations.

The Company also has an expense sharing agreement with AUS in which the Company is allocated a pro rata portion of certain general and administrative expenses incurred by AUS. These expenses include professional fees, facilities-related expenses, and other general operating expenses. For the year ended December 31, 2024, the Company was allocated $17,692, which is included as a component of related party expenses on the accompanying Statement of Operations.

The Company also has a marketing and promotional expense sharing agreement with AUS in which the Company is allocated a pro rata portion of marketing and promotional expenses incurred by AUS. For the year ended December 31, 2024, the Company was allocated $9,813, which is included as a component of related party expenses on the accompanying Statement of Operations.

An amount of $250 has been included in related-party expenses on the accompanying Statement of Operations as reimbursements to affiliates other than AUS and AAMUS for operating expenses incurred on the Company's behalf.

Certain executives of AUS, who may also be members of the Board for the Company, serve outside organizations as a volunteer or board member of that organization. AUS may make payments to those organizations from time to time. Based on the nature of these relationships and the transactions that occurred during the year, management considers these normal and customary.

All transactions with AUS, AAMUS and other affiliates are charged or credited through intercompany accounts and may not be the same as those that would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the transfer pricing regulations of the Internal Revenue Service. All balances due to and from affiliates other than AUS and AAMUS represent amounts for which the Company has the solvency, ability, and intent to settle.

(Dollars in thousands)

(8) Commitments and Contingencies

All commitments and contingencies associated with the Company are allocated through the expense sharing agreement with AUS (see note 7).

(9) Indemnifications

In the normal course of operations, the Company may enter into contracts that contain a variety of indemnifications. However, since inception and commencement of operations, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

(10) Disaggregated Revenue from Contracts with Customers

The following table presents revenue from contracts with customers by major source:

Revenue from contracts with customers:		
Marketing and promotional services from affiliates	$	97,055
Distribution Services		64,622
Underwriting commissions		7,728
Other revenues from affiliates		4,056
Total revenue from contracts with customers	$	**173,461**

(11) Subsequent Events

In preparing these financial statements, the Company has evaluated subsequent events after December 31, 2024 through February 26, 2025, the date the financial statements were available to be issued.

On July 9, 2024, Amundi entered into a definitive agreement to sell AHUS and its subsidiaries to Victory Capital Holdings, Inc. (Victory Capital), subject to regulatory and shareholder approval and customary closing conditions. Under the proposed transaction, AHUS would be combined into Victory Capital in exchange for a 26.1% economic stake in Victory Capital, subject to customary adjustment. Amundi would become a strategic shareholder of Victory Capital with two of its representatives joining the Victory Capital Board of Directors when the transaction closes. The transaction is subject to customary closing conditions, including regulatory approvals and the consent of the Company's clients, and is expected to be completed in early 2025.

In conjunction with the transaction, Amundi and Victory Capital have entered into reciprocal 15-year distribution agreements which will be effective upon closing of the transaction. Under the distribution agreements, Victory Capital will be the supplier of US-manufactured active asset management products for Amundi's distribution outside of the US. Additionally, Victory Capital will become the distributor of Amundi's non-US manufactured products in the US.

The financial impact of this subsequent event cannot be quantified at this stage and this has not been included in the accompanying financial statements. The Company will make appropriate adjustments or disclosures in the financial statements of the period in which the acquisition is completed. As this is a non-

recognized subsequent event under ASC Topic 855, *Subsequent Events*, no adjustment to the financial statements has been made for the year ended December 31, 2024.

Schedule I

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Computation of Net Capital under Rule 15c3-1 of the

Securities Exchange Act of 1934

As of December 31, 2024

(Dollars in thousands)

Computation of net capital:		
Stockholder's equity	$	48,599
Deduct nonallowable assets:		
Due from affiliates		(1,104)
Prepaid service fees and dealer advances		(1,245)
Other assets		(3,953)
Haircuts on securities		(560)
Add deferred income taxes, associated with dealer advances		284
Net capital		42,021
Computation of basic net capital requirement:		
Minimum net capital required (greater of $250 or 2% of aggregate debits)		250
Net capital in excess of requirement	$	41,771

Reconciliation with the Company's computation (including in Part II of Form X-17A-5 as of December 31, 2024):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2024, as filed on January 22, 2025, and that included herein.

Schedule II

AMUNDI DISTRIBUTOR US, INC.

(A Wholly Owned Subsidiary of Amundi US, Inc.)

Computation for Determination of Reserve Requirements

For Broker Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2024

Amundi Distributor US, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 are not required.

Schedule III

AMUNDI DISTRIBUTOR US, INC.
(A Wholly Owned Subsidiary of Amundi US, Inc.)

Information Relating to the Possession or Control Requirements

Under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2024

Amundi Distributor US, Inc. is exempt from the reserve requirements of Rule 15c3-3, pursuant to paragraph (k)(2)(i), as it does not carry customer margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker-dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers, and effects all customer receipts and disbursements through a special account for the benefit of customers. Accordingly, the information relating to the possession or control requirements pursuant to Rule 15c3-3 is not required.